UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Cincinnati Bancorp

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

171864 101

(CUSIP Number)

Victor L. Cangelosi, Esq.

Luse Gorman, PC

5335 Wisconsin Avenue, N.W.

Suite 780

Washington, D.C. 20015

(202) 274-2000

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

October 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

Page 1 of 7 Pages

CUSIP NO. 171864 101	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS CF Mutual Holding Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 1,008,969
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 1,008,969
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,969
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.55%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 171864 101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities as to which this Amended Schedule 13D (the “Amended Schedule”) relates is common stock, $0.01 par value per share (the “Common Stock”).

The name of the issuer is Cincinnati Bancorp (the “Issuer”). The address of the principal executive office of the Issuer is 6581 Harrison Avenue, Cincinnati, Ohio 45247.

Item 2.	Identity and Background.

This Amended Schedule is filed on behalf of CF Mutual Holding Company (the “Reporting Person”), the federally-chartered mutual holding company of the Issuer. The Reporting Person’s principal business is the ownership of a majority of the Issuer’s outstanding shares of Common Stock. The business address of the Reporting Person is 6581 Harrison Avenue, Cincinnati, Ohio 45247.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Reporting Person (the “Insiders”):

Name	Occupation
Joseph V. Bunke	President of the Reporting Person
Herbert C. Brinkman	Senior Vice President and Chief Financial Officer of the Reporting Person
Gregory W. Meyers	Senior Vice President of the Reporting Person
John A. Schuler	Senior Vice President of the Reporting Person
Robert A. Bedinghaus	Executive Chairman of the Board of the Reporting Person; Business Development Director for a professional football organization
Henry C. Dolive	Vice Chairman of the Board of the Reporting Person; President of a survey research company
Harold L. Anness	Director; Attorney
Stuart H. Anness, M.D.	Director; Retired - Ophthalmologist
Andrew J. Nurre	Director; Certified Public Accountant
Charles G. Skidmore	Director; Attorney

(d)	During the past five years, neither the Reporting Person nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Reporting Person nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All Insiders are U.S. citizens.

CUSIP NO. 171864 101	13D	Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On October 12, 2018, the Issuer issued 63,382 shares of Common Stock to the Reporting Person in consideration for the appraised value of Kentucky Federal Savings and Loan Association, Covington, Kentucky (“KF”), as determined by an independent appraisal. KF was a Federally-chartered mutual savings association that merged with and into Cincinnati Federal, with Cincinnati Federal as the surviving institution, effective October 12, 2018. Cincinnati Federal is the wholly-owned subsidiary of the Issuer. No cash consideration was paid by the Reporting Person.

Item 4.	Purpose of Transaction.

While the Reporting Person intends to exercise its rights as majority stockholder of the Issuer, neither the Reporting Person nor any of the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Reporting Person and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) and/or the Reporting Person and/or the Insiders may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

CUSIP NO. 171864 101	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

a.       As of October 12, 2018, the Reporting Person directly and beneficially owned 1,008,969 shares of the Issuer’s Common Stock, which represented 55.55% of the issued and outstanding shares of Common Stock on that date.

b.       The Reporting Person has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c.       Other than the issuance of the shares of the Issuer’s Common Stock to the Reporting Person on October 12, 2018, the Reporting Person has not affected any transaction in the Issuer’s Common Stock within the past 60 days.

d.       No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amended Schedule.

e.       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Amended Schedule, neither the Reporting Person nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

[Signature page immediately follows]

CUSIP NO. 171864 101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CF MUTUAL HOLDING COMPANY

Date: October 15, 2018	By:	/s/ Joseph V. Bunke
Joseph V. Bunke
President